EXHIBIT 4.18
DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Netflix, Inc. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our amended and restated certificate of incorporation (the “Charter”) and our amended and restated bylaws (the “Bylaws”), copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.18 is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of Delaware law for additional information.

Our Charter authorizes us to issue up to 4,990,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series.

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any shares of preferred stock then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The common stock currently outstanding is fully paid and nonassessable.

The transfer agent and registrar for the common stock is Computershare Trust Company.

Our common stock is listed on The Nasdaq Stock Market LLC under the trading symbol “NFLX.”

Our board of directors is authorized, without any action by the stockholders, subject to any limitations prescribed by law, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of

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directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•impairing the dividend rights of the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; and
•delaying, deferring or preventing a change in control.

Anti-Takeover Provisions
Certain provisions of Delaware law and our Charter and Bylaws could make the following more difficult:
•our acquisition by means of a tender offer;
•acquisition of control by means of a proxy contest or otherwise; and
•removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of the Company to negotiate with the board of directors. The Company believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law. Delaware corporations may elect not to be governed by Section 203 of the General Corporation Law of Delaware (the “DGCL”), i.e., Delaware’s anti-takeover law. The Company has not made this election. Delaware’s anti-takeover law provides that an “interested stockholder,” defined as a person who owns 15% or more of the outstanding voting stock of a corporation or a person who is an associate or affiliate of the corporation and, within the preceding three-year period, owned 15% or more of the outstanding voting stock, may not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other shareholders. With the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class, we may amend our Charter in the future to no longer be governed by the anti-takeover law. This amendment would have the effect of allowing any person who owns

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at least 15% of our outstanding voting stock to pursue a takeover transaction that was not approved by our board of directors. However, because the Company has not elected to opt-out of this provision, for transactions not approved in advance by our board of directors, the provision might discourage takeover attempts that might result in a premium over the market price for shares of our common stock.

Limitations of Director Liability and Indemnification. Our Charter provides that directors shall not be personally liable to the corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Delaware law currently provides that this waiver may not apply to liability:
•for any breach of the director’s duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (governing distributions to stockholders); or
•for any transaction from which the director derived any improper personal benefit.

In the event the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our Bylaws further provide that we will indemnify each of our directors and officers, trustees, fiduciaries, employees and agents to the fullest extent permitted by Delaware law.

Election and Removal of Directors. At the 2022 annual meeting of stockholders, our stockholders approved a proposal from our board of directors to amend our Charter to phase out the classification of our board of directors (the “Declassification Amendment”). Pursuant to the Declassification Amendment, directors will be elected to one-year terms starting in the 2023 annual meeting of stockholders with the entire board of directors standing for annual elections in 2025 and beyond. For the directors elected prior to the 2023 annual meeting of stockholders, the current three-year terms of directors will remain in effect, and they will serve out their remaining three-year terms. Until such time as the classification of the Board shall terminate at the 2025 annual meeting of stockholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director. Our Charter provides that a director can only be removed from the board of directors only by the affirmative vote of stockholders holding a majority of the outstanding voting power of all classes of stock entitled to vote in an election of directors, voting together as a single class, and, as long as the board of directors is classified, such removal may be only for cause. The board of directors has the

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exclusive right to increase or decrease the size of the board and to fill vacancies on the board. These provisions may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company because they generally make it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings. Under our Charter, only our chairman of the board, a chief executive officer, president, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or the corporate secretary upon the request, in accordance with and subject to our Bylaws, by stockholders holding an aggregate net long position of not less than 20% of the outstanding shares of common stock continuously for at least one year may call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent. Our Charter eliminates the right of stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

No Cumulative Voting. Our Charter does not provide for cumulative voting in the election of directors, which, under Delaware law, precludes stockholders from cumulating their votes in the election of directors, frustrating the ability of minority stockholders to obtain representation on the board of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in the control or management of the Company.

Amendment of Certain Provisions in the Bylaws. Our Bylaws require the affirmative vote of the holders of at least a majority of the outstanding voting power of our stock entitled to vote generally in the election of directors, voting as a single class, to amend any provision of our Bylaws concerning:
•number of directors;
•election and qualification of directors;
•resignation of directors and filling of vacancies on the board of directors;

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•removal of directors;
•indemnification of the directors, officers, employees and agents of the Company; and
•amendments to our Bylaws.